

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3233

May 1, 2017

Glenn Kelman
Chief Executive Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

  Re: Redfin Corporation
    Draft Registration Statement on Form S-1
    Submitted April 5, 2017
    CIK No. 0001382821

Dear Mr. Kelman:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Industry and Market Data and Calculation of Key Business Metrics, page 44

1. We note your response to our prior comment 13. To the extent you make reference to a third party expert, attribute a statement to a third party expert, and you commission the research and/or survey from the third party expert, you must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, we refer to your disclosure on pages 6, 44, and 82 with respect to your net promoter score and market listing data. In the alternative, please revise to ensure the statements are those of the registrant and do not reference material commissioned from a third party source. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 233.02 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Cohorts, page 58

2. We have considered your response to our prior comment 18. We continue to believe it would be useful to disclose cost of revenues and total gross profit by cohort in order to balance your disclosure of revenue.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 71

3. We note you have identified the valuation of your common stock as a critical accounting estimate. Please tell us how you considered the need to disclose the value determined by your board at each period end.

Financial Statements

Notes to consolidated fianancial statements

Note 1 Description of business and summary of significant accounting policies

Revenue Recognition, page F-12

4. We have considered your response to our prior comment 26. Please expand on your response to provide us with a more detailed explanation of how you arrived at the conclusion that your partner revenue should be recognized on a net rather than gross basis in accordance with ASC Topic 605-45-45. In your response please address the following:

   a. Clarify for us how you determined the partner agent and not the Company is responsible for providing the brokerage service to the client. In your response please tell us the nature of any contractual arrangement entered into by the client and the entities that are parties to that arrangement. Additionally, tell us which entity is responsible for the acceptability of the service and the basis for your conclusion.

   b. Tell us if the commission rate is set by the Company or the partner agent.

   c. Explain to us whether any portion of the brokerage service is performed by the Company in transactions where a partner agent is employed.

        d. Clarify for us whether the Company has discretion in selecting the partner agent that will fulfill the service, and explain to us how this factor was considered in arriving at your conclusion.

In addition to the above, please expand your response to address any additional factors in ASC Topic 605-45-45 which may be relevant.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate & Commodities

Cc: James (Jamie) Evans
       Fenwick & West LLP